UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of November 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, November 13th 2006

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US	POTENTIAL SALE PROCESS OF A STAKE IN REN

The Executive Board of Directors of EDP - Energias de Portugal, S.A. (“EDP”) has decided to initiate a private process addressed to a limited number of investors in relation to a potential sale of a stake representing a maximum of 15% of the share capital of REN – Rede Eléctrica Nacional, S.A. by the end of 2006, which has received the favourable opinion from the General and Supervisory Board of EDP. This process represents a step towards the reduction of EDP’s shareholding in REN, with the purpose of reaching a maximum stake of 5% of the respective share capital.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT
Miguel Viana, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha

Phone +351 210012834
Fax: +351 210012899

Email: ir@edp.pt
Website: www.edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2006

EDP- Energias de Portugal, S.A.

	By:	/s/ António Luís Guerra Nunes Mexia
	Name:	António Luís Guerra Nunes Mexia
	Title:	Chief Executive Officer